SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Amendment #3

Central Garden & Pet Co

(Name of Issuer)

Common Stock

(Title of Class of Securities)

153527106

(CUSIP Number)

March 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 153527106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 796,072
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 796,343

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 796,343
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 6.56%
12)	Type of Reporting Person HC

CUSIP NO. 153527106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 796,072
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 796,072

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 796,072
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 6.55%
12)	Type of Reporting Person IA

CUSIP NO. 153527106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Wanger Asset Management, LLC IRS No. 04-3519872
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 666,835
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 666,835

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 666,835
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.49%
12)	Type of Reporting Person IA

CUSIP NO. 153527106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Acorn Fund IRS No. 36-2692100
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 0.00%
12)	Type of Reporting Person IV

1(a)	Name of Issuer:	Central Garden & Pet Co

1(b)	Address of Issuer’s Principal Executive Offices:	1340 Treat Boulevard, Suite 600 Walnut Creek, CA 94597

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment Advisers, LLC (“CMIA”)
(c) Columbia Wanger Asset Management, LLC (“CWAM”)
(d) Columbia Acorn Fund(“Fund”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc. 145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 225 Franklin St.
Boston, MA 02110
(c) 227 West Monroe St, Suite 3000
Chicago, IL 60606
(d) 227 West Monroe St, Suite 3000
Chicago, IL 60606

2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Delaware
(d) Massachusetts

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	153527106

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Columbia Wanger Asset Management, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(d) Columbia Acorn Fund

An investment company registered under Section 8 of the Investment Company Act.

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA, CWAM and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA and CWAM may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA and CWAM include those shares separately reported herein by the Fund.

AFI, as the parent company of CMIA and CWAM, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.

Each of AFI, CMIA and CWAM disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2019

Ameriprise Financial, Inc.

By:	/s/ Amy K. Johnson
	Name:	Amy K. Johnson
	Title:	Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy K. Johnson
	Name:	Amy K. Johnson
	Title:	Managing Director and Global Head of Operations

Columbia Wanger Asset Management, LLC

By:	/s/ Joseph C. LaPalm
	Name:	Joseph C. LaPalm
	Title:	Chief Compliance Officer

Columbia Acorn Fund

By:	/s/ Joseph C. LaPalm
	Name:	Joseph C. LaPalm
	Title:	Vice President

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management | Global Operations and Investor Services
Telephone: (617) 747-0663

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement